Our ref:  181/E00-E0E/REL/11

26 September 2011

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re : PT Indosat Tbk

        Form 20-F for the Fiscal Year Ended December 31, 2010 (the “Form-20 F”)

        Filed May 18, 2011

        File No. 001-13330

Dear Mr. Spirgel,

Thank you very much for your comments to our Annual Report on Form 20-F for Fiscal Year Ended December 31, 2010 filed on May 18, 2011. Set forth below are the responses of PT Indosat Tbk (the “Company” or “Indosat”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) related to the Company’s Form 20-F filed on May 18, 2011. These comments were contained in the Staff’s comment letter to the Company dated September 13, 2011 (the “Comment Letter”).  A copy of the text of the Staff’s comments is set forth in this letter in italics and the Company’s response to each comment immediately follows the italicized comment.

Item 15: Controls and Procedures, page 134

Disclosure Controls and Procedures, page 134

1.

In your disclosure you state that management concluded that disclosure controls and procedures were “sufficient” as of December 31, 2010. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness, as opposed to the sufficiency, of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e)) as of the end of the period covered by the report, based on your evaluation of these controls and procedures as required by paragraph (b) of Rule 13a-15 or Rule 15d-15.

Response:

Indosat proposes to comply with the Staff’s comment by filing an amendment to its Form 20-F for Fiscal Year Ended December 31, 2010 to revise the disclosure on Item 15 as follows:

“As of December 31, 2010 …/

Letter No. 181/E00-E0E/REL/11

“As of December 31, 2010, or the Evaluation Date, our management, including our President Director and Finance Director, carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act. Based on that evaluation, we concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.”

Indosat intends to file such amendment once there are no other outstanding points on the matters covered by the Comment Letter. In future filings, Indosat intends to disclose its evaluation of the effectiveness of its disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act), as set forth above.

Note 2. Summary of Significant Accounting Policies

g. Accounting Policy Change, page F-40

2.

Please tell us in more detail how you concluded that it was appropriate to account for your land rights leases as finance leases under IAS 17 and specifically addressing paragraphs 7-13. Include in your response why it was appropriate to include the one extension of 20 years in the total term of 50 years.

Response:

According to IAS 17 paragraph 7, the classification of leases is based on the extent to which risks and rewards incidental to ownership of a leased asset reside with the lessor or the lessee. Under the existing regulations in Indonesia (Law No. 5 Year 1960), corporations are not permitted to own freehold title to land but can hold land rights under long term leases from the Government, with an option to extend and renew such leases (referred to as Hak Guna Bangunan (HGB).

The land use rights basically provide the lessee the same rights as freehold ownership of the land. Indosat as the lessee has the right to build upon the land, transfer and pledge the land right as collateral. The lease gives Indosat the right to build/ cultivate/ explore the land to obtain economic benefits from its use. Generally, Indosat uses land rights under long term leases to construct telecommunication towers, earth stations, warehouses and branch offices to support its business activities. Such land right leases transfer the substantial risks and rewards incidental to ownership of the land to Indosat, and should therefore be classified as finance leases, because (i) the lease gives Indosat the right to build, cultivate and explore the land to obtain economic benefits from its use, (ii) during the lease term, the lease can be transferred and can be pledged as collateral for the benefit of Indosat and (iii) the leases can be renewed for a nominal fee at the end of the lease term, as further discussed below.

In addition …/

Letter No. 181/E00-E0E/REL/11

In addition, Indosat pays for its leases based on a single upfront lease premium payment that reflects the market value of the land, by reference to comparable purchases of  freehold interest. Indosat believes that this is indicative of a finance lease arrangement pursuant to paragraph 10d of IAS 17, which covers the situation where, at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

The Government may revoke leases early for public interest purposes, however where a lease is revoked the holder of the rights must be compensated based on an estimate of the market value of the land.

Based on the above, and due to the amendments of IAS 17 described in financial statement section of Indosat’s Form 20-F, Indosat concluded the Indonesian based land right leases generally should be accounted for as finance leases subsequent to the amendment of IAS 17 because substantially all the risks and rewards incidental to ownership are transferred.

With respect to the Staff’s comment about the 20-year extension, please note that the law in Indonesia permits the lessee to extend the lease  for 20 years upon completion of the initial lease term. Only a nominal payment is required in order to extend the lease term (0.2% of the land value + Rp100,000). Such extension is built into the original lease agreements and covered under the law, provided the lessee applies for an extension from the Government and meets certain conditions, summarized as follows:

•

The land must be utilized in a good manner and in accordance with the condition, nature and purpose of the allocation of the title;

•

The requirements for the rights being fulfilled by the title holder;

•

The rights holder continues to fulfill the requirements as a title holder, e.g, Indonesian citizens or Indonesian corporate entities, which are domiciled in Indonesia; and

•

The land still confirming to the regional layout plan concerned.

Indonesian corporations have these lease arrangements in place since 1960, so there is extensive evidence that Indonesian corporations have successfully sought and obtained extensions of such leases. Based on the law, the renewal is perfunctory if the conditions are met and the conditions are within the control of the lessee.

The Company notes that under IAS 17 paragraph 4, the lease term is defined as the non-cancelable period for which the lessee has contracted to lease the asset together with any further terms for which the lessee has the option to continue to lease the asset with or without further payment, when at the inception of the lease it is reasonably certain that the lessee will exercise the option.

For these reason …/

Letter No. 181/E00-E0E/REL/11

For these reasons, Indosat believes that there is sufficient basis for the understanding that the extension of 20 years forms part of the lease term.

No additional extension periods beyond the 20-year extension are taken into consideration. The legislation allows further extensions, but there is limited evidence that these are granted and the circumstances required to be met (including Government approval) is less clear under Indonesian Law. Additionally, extensions beyond the first extensions may be denied by the Government for subjective reasons. Therefore, Indosat does not believe it is appropriate to assert that it is reasonably certain that further extensions will be sought and obtained.  Accordingly, the Company included only the first extension option for 20 years in the total lease term.

In closing, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention.

Sincerely,

Curt Stefan Carlsson

Director and

Chief Financial Officer